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                              May 4, 2022

       Paul Packer
       Chief Executive Officer
       Globis NV Merger Corp.
       7100 W. Camino Real, Suite 302-48
       Boca Raton, Florida 33433

                                                        Re: Globis NV Merger
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 21,
2022
                                                            File No. 333-262126

       Dear Mr. Packer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed April 21,
2022

       Cover Page

   1. Please disclose in this section and the Summary of the Proxy Statement/Prospectus section that the
combined company will be a controlled company under Nasdaq listing rules, identify the
post-transaction controlling shareholder and the shareholder's total voting power, and
discuss whether you plan to utilize any of the governance afforded to a controlled company
 under the rules of Nasdaq.
   2. We note your disclosure here that Globis will apply for listing, to be effective at the time of the Business
Combination, of New Forafric   s Ordinary Shares and warrants on Nasdaq
                                                        under the proposed
symbols    AFRI    and    AFRIW,    respectively. On page 87, you
                                                        disclose that Globis
has applied for the continued listing of New Forafric   s Ordinary
 Paul Packer
FirstName
Globis NV LastNamePaul
            Merger Corp. Packer
Comapany
May  4, 2022NameGlobis NV Merger Corp.
May 4,
Page 2 2022 Page 2
FirstName LastName
         Shares and warrants on Nasdaq. Please make your disclosure consistent. Also, please revise to clarify whether you will proceed with the offering in the event New
         Forafric's Ordinary Shares and warrants are not approved for listing on Nasdaq.

Risk Factors, page 49

3. We note the disclosure in the COVID-19 risk factor that there is uncertainty depending on the effectiveness of measures to contain or treat COVID-19, and a possibility for an adverse impact on global economic conditions and consumer confidence and spending, which could materially and adversely affect your supply chain as well as your ability to operate efficiently. While you have not to date experienced severe disruptions to your supply chain in 2021 as noted on page 162, you have experienced increases in both raw material and logistics costs and some of your customers have ceased operations. As various factors through April 2022 have exacerbated supply chain disruptions, please update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.
Overview and Results of Operations of FAHL, page 171

4. We note that the cost of raw material represents almost 90% of total cost in your business and has a direct impact on your performance. Furthermore, we note the material adverse effect provisions that include changes in the cost of raw materials, selling prices, failure to meet projections and budgets, among other factors, impacting the business combination agreement. Your cost of sales increased 40.4% during the period ended December 31,
         2021, and net sales increased 33.1%. Please revise your disclosures to provide a more fulsome discussion of the following. Refer to Item 303(b) of Regulation S-K and Sections
         II.C.3. and II.C.5 of Release No. 33-10890:

                Disclose (1) any known trends or uncertainties that have had or are reasonably likely to have a material impact on revenues or income and (2) any known events that are reasonably likely to cause a material change in the relationship between costs and revenues (such as known or reasonably likely future increases in costs). Also refer to the aforementioned Release for guidance on establishing the "reasonably likely"
              threshold.
                In this regard, as various factors through April 2022 have exacerbated supply chain disruptions, please discuss whether supply chain disruptions have materially affected your outlook or business goals, results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted having completed the first quarter of fiscal year 2022.
                Disclose the reasons for increases in sales, raw materials and shipping costs, and any pass throughs to price increases you may have been able to achieve, or expect to be able to push through. To the extent the impact of inflation and price changes are part of a known trend or uncertainty that has had, or is reasonably likely to have, a
 Paul Packer
FirstName
Globis NV LastNamePaul
            Merger Corp. Packer
Comapany
May  4, 2022NameGlobis NV Merger Corp.
May 4,
Page 3 2022 Page 3
FirstName LastName
              material impact on revenues or income, related information should be disclosed to the investors. In this regard, address all material underlying reasons for material changes in quantitative and qualitative terms in situations in which one or more line items in the financial statements reflect material changes from period to period (including those in which material changes within a line item offset one another).
Management of New Forafric Following the Business Combination, page 185

5. The description of management of New Forafric following the business combination does not indicate whether they are located inside or outside of the United States. Please disclose the locations of the board members and CEO. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the
         U.S. federal securities laws. Also, if at least one director or officer is located outside the
         United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer. Exhibits

6. Refer to Exhibit 5.1. Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement, opine as to the warrants, and remove the assumptions in clauses 6(a), (b), (c), (f), (g) and (h) of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No.
         19.
7. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion and refers to a "Material U.S. Federal Income Tax Considerations" section. Please revise to clearly disclose the title of the respective section and state clearly that the tax disclosures are the opinion of McDermott Will & Emery. Refer to Section III.B.2 of Staff Legal Bulletin No.
         19. Please also revise to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger.
         Currently you state that the parties to the business combination intend and expect the transaction to qualify for U.S. federal income tax purposes as a reorganization." Then the disclosure states the federal income tax consequences assuming the transaction is treated as a reorganization. The opinion cannot assume the tax consequence at issue.
         Refer to Section III.C of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please revise your risk factor disclosure accordingly. Please also remove language stating that this section is a "discussion" or
         "summary." Refer to Section III of Staff Legal Bulletin 19.
         You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
 Paul Packer
Globis NV Merger Corp.
May 4, 2022
Page 4

Gilmore, Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem, Staff Attorney, at (202)
551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Packer
                                                             Division of
Corporation Finance
Comapany NameGlobis NV Merger Corp.
                                                             Office of
Manufacturing
May 4, 2022 Page 4
cc:       Mark Selinger
FirstName LastName